Exhibit 107

Form S-1
(Form Type)

Volato Group, Inc.
(Exact Name of Registrant as Specified in its Charter)

Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered	Proposed Maximum Offering Per Share	Maximum Aggregate Offering Price(1)	Fee Rate	Amount of Registration Fee
Equity	Common Stock, par value $0.0001 per share	457(o)	—	—	$25,000,000	0.00014760	$3,690
Total Offering Amount				—	$25,000,000	0.00014760	$3,690
Total Fee Offsets				—	—	—	—
Net Fee Due				—	—	—	$3,690

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended, or the Securities Act. Pursuant to Rule 416 under the Securities Act, the securities being registered hereunder include such indeterminate number of additional shares of common stock as may be issued after the date hereof as a result of stock splits, stock dividends or similar transactions.